SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: November 13, 2025

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from October 1, 2025 to October 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on November 13, 2025

[This is a translation of the Share Buyback Report for the period from October 1, 2025 to October 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on November 13, 2025]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of October 31, 2025)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2025 (Period of Repurchase: May 15, 2025 to May 14, 2026)	100,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month

(Date of repurchase)

October 1

October 2

October 3

October 6

October 7

October 8

October 9

October 10

October 14

October 15

October 16

October 17

October 20

October 21

October 22

October 23

October 24

October 27

		762,300 762,900 477,900 1,075,400 753,300 785,600 459,600 983,800 968,500 585,500 548,200 605,800 515,900 558,300 420,500 567,500 392,900 797,900

3,211,599,019

3,150,467,872

2,010,397,891

4,781,920,634

3,385,590,691

3,582,185,479

2,119,375,311

4,426,760,884

4,202,117,243

2,540,255,276

2,374,151,412

2,611,980,728

2,267,300,277

2,462,998,401

1,853,369,518

2,486,082,208

1,719,840,384

3,527,631,515

Total	—	12,021,800	52,714,024,743
Total number of shares repurchased as of the end of the reporting month	63,156,800		249,999,876,533
Progress of the repurchase (%)	63.16		100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 14, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

Note 3:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2025 was concluded by the repurchase on October 27, 2025.

2.	Status of Disposition

(as of October 31, 2025)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) October 8 October 9 October 10 October 15 October 16 October 17 October 20 October 21 October 22 October 23 October 24 October 27 October 28 October 29 October 30	35,000 313,500 75,000 125,000 5,000 3,000 5,500 39,000 24,500 26,500 25,500 500 6,500 9,000 38,500	102,719,050 920,069,205 220,112,250 366,853,750 14,674,150 8,804,490 16,141,565 114,458,370 71,903,335 77,772,995 74,838,165 1,467,415 19,076,395 26,413,470 112,990,955
Total	—	732,000	2,148,295,560
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	—	—	—
Total	—	—	—
Total amount	732,000		2,148,295,560

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of October 31, 2025)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	183,960,740

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